

07002743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 28 2007

SEC FILE NUMBER
8- 49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 NORTH PITT STREET, SUITE 110
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS C. STIFF 703 549-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE (Address) NEW YORK (City) NY (State) 10175 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 07 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS C. STIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHEVAL CAPITAL, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

City of Alexandria

ELEANOR ARELLANO FERNANDEZ
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires April 30, 2008

Feb 27, 2007

Eleanor Arellano Fernandez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cheval Capital, Inc.

Financial Statements

Year Ended December 31, 2006

Table of Contents

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
521 FIFTH AVENUE, NEW YORK, NEW YORK 10175
(212) 697-7333
FAX (212) 986-1201
cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cheval Capital, Inc.
Alexandria, VA

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buck, Sturmer & Co.

BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 21, 2007
New York, NY

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and equivalents	$ 285,206
Accounts receivable	23,328
Property and equipment, net of depreciation	1,660
Other assets	2,559
TOTAL	$ 312,753

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 73,423
STOCKHOLDER'S EQUITY	
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares	1
Additional paid-in capital	43,349
Retained earnings	195,980
Total Stockholder's Equity	239,330
TOTAL	$ 312,753

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2006

REVENUES:		
Fee income	$	480,081
Interest income		9,532
Total Income		489,613
EXPENSES:		
Officers' compensation and benefits		373,585
Occupancy costs		45,562
Depreciation and amortization		672
Membership, registration and other fees		2,416
Communications		11,835
Other operating expenses		25,690
Total Expenses		459,760
NET INCOME	$	29,853

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning	100	$ 1	$ 43,349	$ 166,127	$ 209,477
Net Income				29,853	29,853
Balance, ending	100	$ 1	$ 43,349	$ 195,980	$ 239,330

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 29,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	672
Gain on redemption of securities	(1,160)
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	(12,564)
Other assets	150
Increase (decrease):	
Accounts payable and accrued expenses	71,363
Net cash provided by operating activities	88,314
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of equipment	(1,777)
Net proceeds from redemption of securities	4,459
Net cash provided by investing activities	2,682
Net increase in cash and cash equivalents	90,996
Cash and equivalents - beginning of year	194,210
Cash and equivalents - end of year	$ 285,206

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for:	
Interest	$ 42

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Such services include acting as a placement agent in private equity and debt offerings and providing financial advice in mergers and acquisitions and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. Management periodically reviews accounts receivable and if amounts are considered uncollectible they are charge to bad debt expense.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets(primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Cash and Cash Equivalents

All highly liquid instruments with purchase maturities of three months or less are considered cash equivalents.

Income Taxes

The Company has elected, with the consent of its stockholder, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362(a). An "S" Corporation does not generally pay income taxes but, instead, its stockholder is taxed on the Company's income. Therefore, these statements do not include any provision for federal corporate income taxes.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2006

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31, 2006 is as follows:

Property and equipment	$ 62,090
Less: accumulated depreciation	(60,430)
	$ 1,660

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $ 207,029, which was $ 202,029 in excess of its required net capital of $ 5,000. The Company's aggregate indebtedness to net capital ratio was .35 to 1.00.

NOTE 5 - PENSION PLAN

Cheval Capital, Inc. maintains a defined contribution profit sharing pension plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $70,000 was made for the year ended December 31, 2006.

NOTE 6 - LEASE COMMITMENT

On March 9, 2000 the Company entered into a lease for office space commencing on April 1, 2000 and expiring March 31, 2007. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains their cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 239,330
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 23,328	
Property and equipment	1,660	
Other assets	2,559	27,547
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		211,783
Haircuts on securities		
Money market funds		4,754
NET CAPITAL		$ 207,029
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 73,423
Total aggregate indebtedness		$ 73,423
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Company		$ 5,000
Excess net capital		$ 202,029
Excess net capital at 1,000%		$ 199,686
Ratio: Aggregate indebtedness to net capital		.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

There are no reportable items with regard to the reserve requirements Under Rule 15c3-3.

We are exempt from Rule 15c3-3 through the provisions of paragraph k(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

There are no reportable items with regard to the possession or control requirements Under Rule 15c3-3.

Buck, Sturmer & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

521 FIFTH AVENUE, NEW YORK, NEW YORK 10175

(212) 697-7333

FAX (212) 986-1201

cpa@bucksturmer.com

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
cpa.rye@bucksturmer.com

To the Board of Directors
Cheval Capital, Inc.
Alexandria, VA

In planning and performing our audit of the financial statements and supplemental schedules of Cheval Capital, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer + Co.

Buck, Sturmer & Co., P.C.
New York, New York

February 21, 2007

END